UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of Dynagas LNG Partners LP (the “Partnership”) dated March 31, 2016: Dynagas LNG Partners LP enters into new long-term time charter agreements for two of its LNG carriers and maintains current level of cash distribution following its latest drop down from its Sponsor.

This Report on Form 6-K, except for the commentary of the Partnership’s Chief Executive Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Partnership’s registration statement on Form F-3 (File No. 333-200659) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 15, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2016

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

Dynagas LNG Partners LP enters into new long-term time charter agreements for two of its LNG carriers and maintains current level of cash distribution following its latest drop down from its Sponsor

Monaco – March 31, 2016 –Dynagas LNG Partners LP. (the “Partnership”) (NYSE: “DLNG”), an owner and operator of LNG carriers, today announced the following:

•

Gazprom Global LNG Limited (“Gazprom”) has extended its current charter for the 2007-built LNG carrier Ob River, on the same terms, until May 1, 2018 (plus or minus 15 days).  In addition, the Partnership has entered into a new long-term time charter agreement with Gazprom Marketing and Trading Pte. Ltd., an affiliate of Gazprom, for the Ob River, which is expected to commence immediately following the vessel’s redelivery from its current charter with Gazprom, for a period of 10 years (plus or minus 15 days).

•

The Partnership has entered into a new long-term time charter agreement for its 2013-built LNG carrier Lena River for the Yamal LNG Project.  The Yamal LNG Project is an LNG production terminal that is currently being constructed on the Yamal Peninsula in Northern Russia.  The completed terminal is expected to consist of three LNG trains with a total capacity of approximately 16.5 million metric tons of LNG per annum.  The Yamal LNG Project is a joint venture between NOVATEK (50.1%), TOTAL (20%), China National Oil & Gas Exploration and Development Corporation (CNODC) (20%) and Silk Road Fund (9.9%). The Lena River is currently on time charter to Gazprom through late 2018. The vessel is expected to join the Yamal LNG Project to support LNG deliveries from the Yamal terminal from 2019 and is contracted to be time chartered for a minimum period of 15 years.

Following the new Lena River and Ob River time charters, the Partnership’s minimum contracted revenue backlog has increased, as of today’s date, from $586.2 million to $1.2 billion, and the average remaining minimum contract duration has increased from 3.7 to 7.9 years. In addition, the Partnership estimates that these new contracts will generate aggregate annualized net cash from operations of approximately $34.0 million, significantly enhancing the Partnership’s financial performance.  These two new charters highlight the versatility of the Partnership’s fleet and operational capabilities.

We refer you to our press release that was issued on December 18, 2015 in connection with the acquisition from Dynagas Holding Ltd. (our “Sponsor”) of the Lena River.  Due to the current cash distribution yield of the Partnership’s common units, management no longer intends to recommend to its Board of Directors an increase in the Partnership's cash distribution per common and subordinated unit.

Tony Lauritzen, Chief Executive Officer of the Partnership, commented:

“We are pleased to report these two new charters, which are a testament of the Partnership’s expertise in harsh environment operations and of the close relationship with our customers. Following these transformative contracts, the Partnership now boasts an enviable minimum contracted revenue backlog of $1.2 billion and a fleet-wide minimum average remaining charter duration of 7.9 years, which we believe will enhance and support its cash flow stability going forward. The current trading price of our common units reflects concern over the sustainability of our current level of distributions per unit. We believe that we are addressing this concern, which is a high priority for us and our unitholders, by entering into these new long-term time charter agreements. Consistent with the Partnership’s growth strategy, we intend to continue to expand our business through vessel acquisitions and by securing additional charter coverage that will further enhance our contract backlog and financial flexibility.”

About Dynagas LNG Partners LP.

Dynagas LNG Partners LP. is a growth-oriented partnership formed by its Sponsor to own, and operate liquefied natural gas (“LNG”) carriers employed on multi-year charters. The current fleet of Dynagas LNG Partners consists of six LNG carriers, each of which has a carrying capacity of approximately 150,000 to 155,000 cbm. The Partnership and its Sponsor perform conventional LNG shipping and specialized LNG shipping in sub-zero and ice bound areas and represents the world’s largest fleet of ice classed LNG carriers.

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

23, Rue Basse, 98000 Monaco

Attention: Michael Gregos

Tel. +37799996445

Email: management@dynagaspartners.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, NY 10169

Tel. (212) 661-7566

E-mail:dynagas@capitallink.com

Forward-Looking Statements

Matters  discussed  in  this  press  release  may  constitute  forward-looking  statements.  The  Private

Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “expected,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter  rates  and  vessel  values,  changes  in  demand  for  Liquefied  Natural  Gas  (LNG)  shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission  for  a  more  complete  discussion  of  these  and  other  risks  and  uncertainties.  The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.